Exhibit 12.3

Life Storage LP

Computation of Ratio of Earnings to Combined Fixed Charges

Amounts in thousands	Three months ended March 31		Year ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Earnings:
Income from continuing operations before noncontrolling interest in consolidated subsidiaries and income from equity investees	$33,077	$19,804	$93,495	$81,291	$109,672	$86,971	$69,524
Add: Income tax (benefit) expense	450	300	(1,006)	413	1,251	927	936
Add: Fixed charges	17,389	15,368	75,084	55,001	37,864	39,024	32,720
Add: Distributed income of equity investees	2,037	1,357	7,055	5,207	4,821	3,123	2,630
Less: Capitalized interest	(88)	(63)	(329)	(96)	(62)	(84)	(113)
Earnings (1)	52,865	36,766	174,299	141,816	153,546	129,961	105,697
Fixed charges:
Interest expense	16,679	14,690	71,340	52,769	35,940	33,719	31,166
Amortization of financing fees	525	520	3,022	1,735	1,184	859	834
Capitalized interest	88	63	329	96	62	84	113
Estimate of interest included in rent expense	97	95	393	401	678	4,362	607

Fixed charges (2)	$17,389	$15,368	$75,084	$55,001	$37,864	$39,024	$32,720

Ratio of earnings to combined fixed charges (1)/(2)	3.04	2.39	2.32	2.58	4.06	3.33	3.23